Exhibit 99.1

Aurinia Announces Acceptance of Voclosporin Late-Breaking Presentation at the National Kidney Foundation 2017 Spring Clinical Meetings

  AURA-LV Phase IIb 48-week data of voclosporin for the treatment of lupus nephritis to be presented on April 20, 2017

VICTORIA, British Columbia--(BUSINESS WIRE)--March 6, 2017--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”), a clinical stage biopharmaceutical company focused on the global immunology market, today announced that its late-breaking abstract for voclosporin has been accepted for oral presentation at the National Kidney Foundation (NKF) 2017 Spring Clinical Meetings taking place April 18-22, 2017 in Orlando, FL. The oral presentation, titled “Treatment of Active Lupus Nephritis with Voclosporin: 48 Week Data from the AURA-LV Study,” will be made by lead author Dr. Samir Parikh, a clinical investigator for the study and Assistant Professor, Clinical Nephrology at the Ohio State University, on Thursday, April 20, 2017 from 4:00 p.m. – 5:30 p.m. ET.

A corresponding Late Breaking poster presentation of the 48-week AURA-LV study data will also be presented at the NKF 2017 Scientific Clinical Meetings. A copy of the abstract will be available on the conference’s website at: https://www.kidney.org/spring-clinical.

"We're pleased that the AURA-LV 48-week data have been accepted for a late-breaking oral presentation and look forward to sharing these important results with the nephrology scientific and medical communities," said Richard M. Glickman, Aurinia’s Chief Executive Officer.

About AURA-LV
The AURA–LV study (Aurinia Urinary protein Reduction in Active Lupus with Voclosporin) is a 48-week study comparing the efficacy of two doses of voclosporin added to current standard of care of MMF against standard of care with placebo in achieving CR in patients with active LN. All arms also received low doses of corticosteroids as background therapy. 265 patients were enrolled at centers in 20 countries worldwide. On entry to the study, patients were required to have a diagnosis of LN according to established diagnostic criteria (American College of Rheumatology) and clinical and biopsy features indicative of highly active nephritis. The 24-week primary and secondary endpoints were released in Q3 2016 where the primary and all secondary endpoints were met. CR is a composite endpoint that includes: confirmed UPCR of ≤0.5 mg/mg; normal, stable renal function (≥60 mL/min/1.73m2 or no confirmed decrease from baseline in eGFR of ≥20%); presence of sustained, low dose steroids (≤10mg prednisone from week 16-24); and no administration of rescue medications. PR in the trial is measured by a ≥50% reduction in UPCR with no concomitant use of rescue medication.

About Voclosporin
Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,200 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. It is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries.

About Lupus Nephritis (LN)
LN in an inflammation of the kidney caused by Systemic Lupus Erythematosus (“SLE”) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60% of all SLE patients have clinical LN requiring treatment. Unlike SLE, LN has straightforward disease outcomes where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of LN. The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com

Forward Looking Statements
This press release contains forward-looking statements, including statements related to Aurinia’s ability to execute a successful Phase III program and voclosporin potentially shifting the treatment paradigm for LN, Aurinia's analysis, assessment and conclusions of the results of the AURA-LV clinical study. It is possible that such results or conclusions may change based on further analyses of these data. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that Aurinia’s analyses, assessment and conclusions of the results of the AURA-LV clinical study set forth in this release may change based on further analyses of such data, and the risk that Aurinia’s clinical studies for voclosporin may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2015 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law.

CONTACT:
Aurinia Pharmaceuticals Inc.
Investor Contact:
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com
or
Media Contact:
Christopher Hippolyte, 917-826-2664
Christopher.hippolyte@inventivhealth.com